Exhibit 99.58

Torex Gold Releases 2025 Responsible Gold Mining Report

Report highlights significant progress on water conservation, GHG emissions reduction and other strategic responsible mining initiatives

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 26, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) today released its 2025 Responsible Gold Mining Report (the “Report”) titled Growing with Purpose, the Company’s 11th annual disclosure of its safety, environmental, social and governance performance. The Report can be found on the Company’s website at www.torexgold.com.

Jody Kuzenko, President & CEO of Torex, stated:

“As I look back on my career, one of the things I will always be most proud of is the profound impact that Torex has had on the people and families that live and work where we operate. From our earliest days, we’ve had an unwavering commitment to run a business that was about generating a strong return on investment while at the same time minimizing our environmental footprint, building trust and partnership with local communities, creating prosperity through well-paying jobs and local procurement, and fostering lasting economic development through meaningful community infrastructure and improvement initiatives.

“With Media Luna now complete, the value we expect to generate from our Morelos Complex allows for growth as we set our sights on becoming a diversified, Americas-focused, precious metals producer. Our intention is to expand the positive impact we have made in Guerrero State and to continue to sustain and grow our commitment to responsible mining practices to the benefit of all involved with our business.”

2025 RESPONSIBLE GOLD MINING REPORT HIGHLIGHTS

•	Industry-leading safety performance with a lost-time injury frequency of 0.07 for employees and contractors per million hours worked;

•	99% operational workforce from Mexico with 64% from Guerrero State and 39% from local communities; voluntary turnover rate of 4%, down from 8% in 2024;

•	Zero reportable environmental incidents or spills;

•

Continued implementation of our Community Development Agreements (“CODECOPs”) in partnership with 12 host communities, with $3.9 million directly invested in community development and infrastructure projects;

•	95% of procurement spend in Mexico up from 92% in 2024; 20% of spend directed to Guerrero-based suppliers;

•	83% of water re-used and recycled; up from 58% in 2024 due to enhanced recycling capacity and water circuits associated with the Media Luna Project;

•	68% reduction in Scope 1 greenhouse gas emissions relative to 2024, due to the transition from open pit mining to underground operations together with other initiatives to reduce diesel consumption;

•	Completion and commissioning of a new 8.45-megawatt solar plant;

•	First disclosure of the Company’s Scope 3 GHG emissions inventory;

•	Ongoing conformance with the World Gold Council Responsible Gold Mining Principles and the International Cyanide Management Code.

The Company’s 2025 Responsible Gold Mining Report was prepared with reference to the Global Reporting Initiative (“GRI”) Standards and the Sustainability Accounting Standards Board (“SASB”) Metals and Mining Sustainability Accounting Standard. It also includes energy and climate-related data aligned with the Phase 1 recommendations of the Task Force on Climate-Related Financial Disclosure (“TCFD”), and water-related data that conforms with the Water Stewardship Framework established by the International Council on Mining and Metals (“ICMM”).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This press release contains “forward-looking statements” and “Forward-Looking Information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information disclosed in this press release includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, “could”, or are “expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s annual information form (“AIF”) for the year ended December 31, 2025 and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2025. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A, are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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https://www.newsfilecorp.com/release/298810